                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PERVASIVE SOFTWARE INC.
                       (Name of Subject Company (Issuer))

                             PERVASIVE SOFTWARE INC.
                        (Name of Filing Person (Offeror))

         Options Under Pervasive Software Inc. 1997 Stock Incentive Plan
              to Purchase Common Stock, Par Value $.001 Per Share,
                         (Title of Class of Securities)

                                    715710109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                  Ron R. Harris
                 President, Chief Executive Officer and Director
                             Pervasive Software Inc.
                            12365 Riata Trace Parkway
                                   Building II
                               Austin, Texas 78727
                                 (512) 231-6000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                             Catherine Dawson, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                           2700 Via Fortuna, Suite 300
                               Austin, Texas 78746
                                 (512) 732-8400


                            CALCULATION OF FILING FEE

             Transaction valuation*                       Amount of filing fee
                 $8,471,760.00                                 $1,694.36

       * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,203,375 shares of common stock of Pervasive Software Inc. having a weighted average exercise price of $7.04 as of July 26, 2001 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not applicable.
Form or Registration No.:               Not applicable.
Filing party:                           Not applicable.
Date filed:                             Not applicable.


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [ ] going-private transaction subject to Rule 13e-3.
       [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated July 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

             (a) The name of the issuer is Pervasive Software Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 12365 Riata Trace Parkway, Building II, Austin, Texas 78727. The Company's phone number is (512) 231-6000. The information set forth in the Offer to Exchange under "Information Concerning Pervasive" is incorporated herein by reference.

             (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Pervasive Software Inc. 1997 Stock Incentive Plan (the "1997 Plan") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1997 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

             (c) The information set forth in the Offer to Exchange under
             Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

             (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

             (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
             Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

             (b) The information set forth in the Offer to Exchange under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

             (e) The information set forth in the Offer to Exchange under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Pervasive Software Inc. 1997 Stock Incentive Plan, filed as Exhibit 10.2 to



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

             the Company's Registration Statement on Form S-1 (File No. 333-32199) and the Form of Option Agreement attached hereto as Exhibit (d)(2) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

             (a) The information set forth in the Offer to Exchange under
             Section 2 ("Purpose of the Offer") is incorporated herein by reference.

             (b) The information set forth in the Offer to Exchange under
             Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

             (c) The information set forth in the Offer to Exchange under
             Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

             (a) The information set forth in the Offer to Exchange under
             Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

             (b) The information set forth in the Offer to Exchange under
             Section 6 ("Conditions of the Offer") is incorporated herein by reference.

             (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

             (a) Not applicable.

             (b) The information set forth in the Offer to Exchange under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

             (a) Not applicable.

Item 10. Financial Statements.

             (a) The information set forth in the Offer to Exchange under
             Section 9 ("Information Concerning Pervasive") and Section 16 ("Additional Information"), on pages F-1 through F-20 of the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000 and in the Company's Quarterly Report on Form 10-Q for its quarter ended March 31, 2001 is incorporated herein by reference.

             (b) Not applicable.

             (c) The information set forth in the Offer to Exchange under
             Section 9 ("Information Concerning Pervasive") is incorporated herein by reference.



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

Item 11. Additional Information.

             (a) The information set forth in the Offer to Exchange under
             Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

             (b) Not applicable.

Item 12. Exhibits.

             (a) (1)   Offer to Exchange, dated July 27, 2001.

                 (2)   Form of Letter of Transmittal.

                 (3) Presentation to Pervasive Software Inc. Employees on June 29, 2001.

                 (4) Presentation to Pervasive Software Inc. Employees on July 26, 2001.

                 (5) Form of E-mail communication to Pervasive Software Inc. Employees dated July 27, 2001.

                 (6) Form of E-mail communication to Pervasive Software Inc. Employees.

                 (7) Pervasive Software Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

                 (8) Pervasive Software Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

             (b) Not applicable.

             (d) (1) Pervasive Software Inc. 1997 Stock Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-32199) and incorporated herein by reference.

                 (2) Form of Option Agreement Pursuant to the Pervasive Software Inc. 1997 Stock Incentive Plan.

             (g) Not applicable.

             (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

             (a) Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                 Pervasive Software Inc.

                                                 /s/ JOHN FARR
                                                 -----------------------------
                                                 John Farr,
                                                 Chief Financial Officer

Date: July 27, 2001



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



                                Index to Exhibits



  EXHIBIT
  NUMBER               DESCRIPTION
  -------              -----------

        (a) (1)   Offer to Exchange, dated July 27, 2001.

            (2)   Form of Letter of Transmittal.

            (3)   Presentation to Pervasive Software Inc. Employees on June 29,
                  2001.

            (4)   Presentation to Pervasive Software Inc. Employees on July 26,
                  2001.

            (5)   Form of E-mail communication to Pervasive Software Inc.
                  Employees dated July 27, 2001.

            (6)   Form of E-mail communication to Pervasive Software Inc.
                  Employees.

            (7) Pervasive Software Inc. Annual Report on Form 10-K for its fiscal year ended June 30, 2000, filed with the Securities and Exchange Commission on September 28, 2000 and incorporated herein by reference.

            (8) Pervasive Software Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

        (b) Not applicable.

        (d) (1)   Pervasive Software Inc. 1997 Stock Incentive Plan. Filed as
                  Exhibit 10.2 to the Company's Registration Statement on Form
                  S-1 (File No. 333-32199) and incorporated herein by reference.

            (2)   Form of Option Agreement Pursuant to the Pervasive Software
                  Inc. 1997 Stock Incentive Plan.

        (g) Not applicable.

        (h) Not applicable.